SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Blackboard Inc.
(Name of Subject Company (Issuer))
Blackboard Inc.
(Name of Filing Persons (Issuer))
3.250% Convertible Senior Notes due 2027
(Title of Class of Securities)
091935 AA4
(CUSIP Number of Class of Securities)

Michael L. Chasen	With copy to:
Chief Executive Officer	Erika L. Robinson
Blackboard Inc.	Wilmer Cutler Pickering Hale and Dorr LLP
650 Massachusetts Avenue, N.W.	1875 Pennsylvania Avenue, N.W.
Washington D.C. 20001	Washington, DC 20006
(202) 463-4860	(202) 663-6000
Fax: (202) 663-6363

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$165,000,000	$19,156.50

*	Estimated for purposes of calculating the filing fee only. The purchase price of the 3.250% Convertible Senior Notes due 2027 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of May 27, 2011, there was $165,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $165,000,000, excluding accrued and unpaid interest and certain other amounts, if any.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $116.10 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,156.50	Filing Party: Blackboard Inc.
Form or Registration No.: Schedule TO	Date Filed: May 27, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Blackboard Inc., a Delaware corporation (the “Company”), on May 27, 2011 (the “Schedule TO”). This Amendment No. 1 is being filed for the purpose of extending the expiration date for holders of the Company’s 3.250% Convertible Senior Notes due 2027 (the “Notes”) to tender Notes for repurchase by the Company pursuant to terms set forth in the Issuer Repurchase Notice for 3.250% Convertible Senior Notes due 2027 dated May 27, 2011 (the “Company Notice”), filed as Exhibit (a)(1)(A) to the Company’s Schedule TO.
     The repurchase offer is being made pursuant to the requirements of the Indenture dated as of June 20, 2007 (the “Indenture”), by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”).
     Pursuant to this Amendment No. 1, the Schedule TO, including the Company Notice and all other exhibits thereto (collectively, the “Schedule TO Documents”), are hereby amended to extend the expiration date for holders to tender their Notes for repurchase from 11:59 p.m., New York City time, on June 24, 2011, to 5:00 p.m., New York City time, on June 29, 2011. Accordingly, the defined term “Expiration Date” in the Schedule TO Documents shall hereby be amended to mean 5:00 p.m., New York City time, on June 29, 2011. All other terms and conditions of the Schedule TO Documents shall remain unchanged and in full force and effect (including the deadline for withdrawals of tenders of Notes, the repurchase price for the Notes and the date for payment of the repurchase price for the Notes).
     The Company and the Trustee have entered into a Supplemental Indenture dated as of June 20, 2011 (the “Supplemental Indenture”) for the benefit of Holders to reflect the above-described amendment to the Expiration Date. A copy of the Supplemental Indenture is filed hereto as Exhibit (d)(2) and is incorporated herein by reference.
Item 12. Exhibits.
     (a)(1)(A)* Issuer Repurchase Notice for 3.250% Convertible Senior Notes due 2027, dated May 27, 2011.
     (a)(1)(B)* Form W-9.
     (a)(5)* Press release issued by the Company on May 27, 2011.
     (a)(5)(B) Press release issued by the Company on June 20, 2011.
     (b)(1)* Credit Agreement dated as of August 4, 2010, by and among Blackboard Inc., JPMorgan Chase Bank, N.A., Citibank, N.A., Credit Suisse AG, PNC Bank, National Association, Wells Fargo Bank, National Association, and the lenders party there to, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2010.

     (b)(2)* Amendment No. 1 to Credit Agreement dated as of April 4, 2011, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011.
     (d)(1)* Indenture, dated as of June 20, 2007, between Blackboard Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2007.
     (d)(2) Supplemental Indenture, dated as of June 20, 2011, between Blackboard Inc. and U.S. Bank National Association, as trustee.
     (g) Not applicable.
     (h) Not applicable.

*	Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blackboard Inc.

By:	/s/ John E. Kinzer

Name: John E. Kinzer
Title: Chief Financial Officer
Date: June 20, 2011

INDEX TO EXHIBITS
Exhibit (a)(1)(A)* Issuer Repurchase Notice for 3.250% Convertible Senior Notes due 2027, dated May 27, 2011.
Exhibit (a)(1)(B)* Form W-9.
Exhibit (a)(5)* Press release issued by the Company on May 27, 2011.
Exhibit (a)(5)(B) Press release issued by the Company on June 20, 2011.
Exhibit (b)(1)* Credit Agreement dated as of August 4, 2010, by and among Blackboard Inc., JPMorgan Chase Bank, N.A., Citibank, N.A., Credit Suisse AG, PNC Bank, National Association, Wells Fargo Bank, National Association, and the lenders party there to, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2010.
Exhibit (b)(2)* Amendment No. 1 to Credit Agreement dated as of April 4, 2011, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011 .
Exhibit (d)(1)* Indenture, dated as of June 20, 2007, between Blackboard Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2007.
Exhibit (d)(2) Supplemental Indenture, dated as of June 20, 2011, between Blackboard Inc. and U.S. Bank National Association, as trustee.

*	Previously filed.